UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   February 2008                File No.    0-50824

Esperanza Silver Corporation

(Name of Registrant)

Suite 300 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated February 8, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: February 11, 2008	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

February 8, 2008

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Granting of Stock Options/Director Resigns

Vancouver, B.C. – Esperanza Silver Corporation (TSX.V: EPZ) announces that pursuant to its Employee Stock Option Plan that 900,500 incentive stock options at a price of $1.40 and exercisable for a period of up to five years have been granted to certain officers, directors, employees and consultants of the company.

In other news the company announces the resignation of Joseph Ovsenek as Director. Bill Pincus, Esperanza’s President and CEO said, “On behalf of the Board of Directors I would like to thank Mr. Ovsenek for his exceptional service to the company and wish him luck in future endeavors.”

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies.  Its properties include the San Luis joint-venture project in Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico.  It is also actively investigating 17 other exploration interests in Peru and Mexico.

The TSX and the TSX Venture Exchange do not accept
responsibility for the adequacy or accuracy of this news release.

For further information, contact:

Esperanza Silver Corporation
William Pincus, President and CEO Denver, Colorado Tel: (303) 830 0988 Fax: (303) 830 9098 www.esperanzasilver.com

www.esperanzasilver.com